Exhibit 99.1
News release via Canada NewsWire, Toronto 416-863-9350

     Attention Business Editors:
     Lincoln General Insurance Company run-off plan approved

     TORONTO, May 29 /CNW/ - (TSX:KFS, NYSE:KFS) Kingsway Financial Services
Inc. ("Kingsway") announces that the Pennsylvania Insurance Department (the
"Department") has completed its review of a proposed RBC plan (the "Plan")
filed by Lincoln General Insurance Company ("Lincoln General"). The Department
has determined that Lincoln General's Plan is satisfactory and may be implemented immediately.
     As previously announced, Lincoln General submitted its Plan to the
Department on May 7, 2009. Lincoln General is a subsidiary of Kingsway.

     About the Company

     Kingsway Financial Services Inc. is one of the largest non-standard and commercial automobile insurers in North America based on A.M. Best data that we have compiled. Kingsway's primary business is the insuring of automobile risks for drivers who do not meet the criteria for coverage by standard automobile insurers and trucking insurance. The Company currently operates through eleven wholly-owned insurance subsidiaries in Canada and the U.S.
Canadian subsidiaries include Kingsway General Insurance Company and Jevco
Insurance Company. U.S. subsidiaries include Universal Casualty Company,
American Service Insurance Company, Southern United Fire Insurance Company,
Lincoln General Insurance Company, U.S. Security Insurance Company, American
Country Insurance Company, Zephyr Insurance Company, Mendota Insurance Company
and Mendakota Insurance Company. The Company also operates reinsurance subsidiaries in Barbados and Bermuda. The common shares of Kingsway Financial
Services Inc. are listed on the Toronto Stock Exchange and the New York Stock
Exchange, under the trading symbol "KFS".

     Forward-Looking Statements

     This press release includes forward-looking statements that are subject to risks and uncertainties. These statements relate to future events or future performance and reflect management's current expectations and assumptions. The words "anticipate", "expect", "believe", "may", "should", "estimate",
"project", "intend", "forecast" or similar words are used to identify such forward-looking information. Such forward-looking statements reflect management's current beliefs and are based on information currently available to management of Kingsway. A number of factors could cause actual events, performance or results to differ materially from the events, performance and results discussed in the forward-looking statements. For information identifying important factors that could cause actual results to differ materially from those anticipated in the forward-looking statements, see
Kingsway's securities filings, including its 2008 Annual Report under the heading Risk Factors in the Management's Discussion and Analysis section. The securities filings can be accessed on the Canadian Securities Administrators'
website at www.sedar.com, and on the EDGAR section of the U.S. Securities and
Exchange Commission's website at www.sec.gov or through Kingsway's website at
www.kingsway-financial.com. Kingsway disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

     %SEDAR: 00003152E          %CIK: 0001072627

     /For further information: Colin Simpson, President and Chief Executive
Officer, Tel: (905) 677-8889, Fax: (905) 677-5008, Web Site:
www.kingsway-financial.com/
     (KFS. KFS)

CO:  Kingsway Financial Services Inc.

CNW 16:45e 29-MAY-09